 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Biofrontera Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

09077D209
(CUSIP Number)

February 19, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon exercise of Series B-1 Preferred Stock (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Series B-1 Preferred Stock is subject to a 9.99% blocker, and since the Reporting Person and affiliated entities collectively beneficially owned 9.99% of the Common Stock the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the conversion of the Series B-1 Preferred Stock. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

2

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Series B-1 Preferred Stock is subject to a 9.99% blocker, and since the Reporting Person and affiliated entities collectively beneficially owned 9.99% of the Common Stock the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the conversion of the Series B-1 Preferred Stock. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

3

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Series B-1 Preferred Stock is subject to a 9.99% blocker, and since the Reporting Person and affiliated entities collectively beneficially owned 9.99% of the Common Stock the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the conversion of the Series B-1 Preferred Stock. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

4

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Series B-1 Preferred Stock is subject to a 9.99% blocker, and since the Reporting Person and affiliated entities collectively beneficially owned 9.99% of the Common Stock the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the conversion of the Series B-1 Preferred Stock. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

5

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Series B-1 Preferred Stock is subject to a 9.99% blocker, and since the Reporting Person and affiliated entities collectively beneficially owned 9.99% of the Common Stock the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the conversion of the Series B-1 Preferred Stock. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

6

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,377 shares of Common Stock 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Series B-1 Preferred Stock is subject to a 9.99% blocker, and since the Reporting Person and affiliated entities collectively beneficially owned 9.99% of the Common Stock the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the conversion of the Series B-1 Preferred Stock. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

7

CUSIP No. 09077D209

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		502,754 shares of Common Stock* 79,164 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

502,754 shares of Common Stock* 79,164 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,754 shares of Common Stock* 79,164 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 251,377 shares of Common Stock owned by Bigger Capital, 39,582 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock owned by Bigger Capital, 251,377 shares of Common Stock owned by District 2 CF, and 39,582 shares of Series B-1 Preferred Stock issuable upon conversion of Series B-1 Preferred Stock owned by District 2 CF. As more fully described in Item 4, the Series B-1 Preferred Stock are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of all such Series B-1 Preferred Stock and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

8

CUSIP No. 09077D209

Item 1(a).	Name of Issuer:

Biofrontera, Inc. a Delaware corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

120 Presidential Way, Suite 330
Woburn, Massachusetts 01801

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

2250 Red Springs Drive
Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

2250 Red Springs Drive
Las Vegas, NV 89135

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

2250 Red Springs Drive
Las Vegas, NV 89135

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP No. 09077D209

Item 2(d).	Title of Class of Securities:

Common Share, $.001 par value.

Item 2(e).	CUSIP Number:

09077D209

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of March 14, 2023, Bigger Capital beneficially owned 251,377 shares of Common Stock, and an aggregate of 39,582 shares of Common Stock issuable upon the conversion of Series B-1 Preferred Stock (collectively the “Preferred Stock”). As described below, the Preferred Stock contains a 9.99% beneficial ownership limitation.

10

CUSIP No. 09077D209

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 251,377 shares of Common Stock and 39,582 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Bigger Capital.

As of March 14, 2024, District 2 CF beneficially owned 251,377 shares of Common Stock, and 39,582 shares of Common Stock issuable upon the conversion of Preferred Stock. As described below, the terms of the Preferred Stock contain a 9.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 251,377 shares of Common Stock beneficially owned by District 2 CF and the 39,582 shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 251,377 shares of Common Stock beneficially owned by District 2 CF and the 39,582 shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 251,377 shares of Common Stock beneficially owned by District 2 CF and the 39,582 shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 251,377 shares of Common Stock beneficially owned by Bigger Capital, (ii) 251,377 shares of Common Stock beneficially owned by District 2 CF, (iii) 39,582 shares of Common Stock issuable upon conversion of Preferred Stock owned by Bigger Capital and (iv) 39,582 shares of Common Stock issuable upon conversion of Preferred Stock owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 5,089,413 shares of Common Stock outstanding as of March 8, 2023 as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities Exchange Commission on March 11, 2024.

As of the close of business on March 14, 2024, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 4.9% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 4.9% of the outstanding shares of Common Stock and (iii) Mr. Bigger may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

11

CUSIP No. 09077D209

Pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of the Preferred Stock, the Reporting Persons cannot convert the Preferred Stock to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person as well in this Item 4(b) gives effect to the Blockers. Mr. Bigger may be deemed to be the beneficial owner of 9.99% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

12

CUSIP No. 09077D209

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
District 2 Capital LP

District 2 Capital Fund LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	District 2 Holdings LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
District 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	Michael Bigger

13